Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Muscle Maker, Inc. and Subsidiaries (the “Company”) on Form 1-A/A of our report dated September 21, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Muscle Maker, Inc. and Subsidiaries, as of December 31, 2016 and 2015, for the year ended December 31, 2016 and for the period from January 23, 2015 through December 31, 2015 (the Successor periods) and for the period from January 1, 2015 through January 22, 2015 (the Predecessor period), which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum llp

Marcum llp
New York, NY
September 21, 2017